April 21, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial
interest, no par value per share, of FMC Excelsior Focus Equity ETF of Northern Lights
Fund Trust IV under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com